SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	Meng Ding To Call Writer Directly +852 2509 7858 meng.ding@sidley.com

February 10, 2023

CONFIDENTIAL

Joseph Kempf

Robert Littlepage

Austin Pattan

Matthew Crispino

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IMMRSIV Inc.
Registration Statement on Form F-1
Filed December 29, 2022
File No. 333-269055

Dear Mr. Kempf, Mr. Littlepage, Mr. Pattan and Mr. Crispino,

On behalf of our client, IMMRSIV Inc. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 18, 2023 regarding the Company’s Registration Statement on Form F-1 publicly filed on December 29, 2022 (the “Registration Statement on Form F-1”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Amendment No.1 to the Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement on Form F-1 to address the comments, and by providing an explanation if the Company has not so revised the Registration Statement on Form F-1. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No.1 to the Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, (Sherlyn) Lau S.Y.,

David K. Lee, Linh Hue Lieu,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, Steven C Hsu (New York)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,

Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*

Consultants | Hon Au Yeung, Huberta Chow X.L., Dominic D. James, Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,

Douglas Tsang C.L., (Eva) Tsui Y.W., Dominic Tsun W.L., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counsel

Amendment No.1 to the Registration Statement

Prospectus Summary

Summary of Risk Factors, page 5

1.

Please disclose in the prospectus summary that a major contract expired with your most significant customer, the Ministry of Defence of the Singapore government, which resulted in a significant decrease in revenue during the first half of 2022. We note that the agencies of the Ministry of Defence of the Singapore government contributed 93.6% and 90.9% of total revenue in 2020 and 2021, respectively, but this decreased to 17.7% for the six months ended June 30, 2022. Disclose the status of your attempt to renew your major contract with the Singapore government, including the estimated timeframe of the renewal as well as the current stage of your negotiations.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 5, 13, 81 and 82 of the Amendment No. 1 to the Registration Statement.

Management’s Discussion and Analysis

Liquidity and Capital Resources

Operating Activities, page 57

2.	Please revise the discussion of liquidity and capital resources to clearly address the approximate $1.5 million of Pre-IPO investment provided by third parties. Disclose the material terms and conditions of this financing here and in the notes to the financial statements, as appropriate.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 57 and F-39 of the Amendment No. 1 to the Registration Statement.

Financial Statements

Unaudited Interim Condensed Consolidated Statement of Cash Flows, page F-34

3.	We note from the trade and other payables disclosure on page F-39 that an IPO investor loaned approximately $1.5 million to LDR Pte. Ltd. in exchange for an unsecured, noninterest bearing, convertible obligation that is “subject to share conversion upon the successful completion of the IPO exercise”. Tell us why this obligation appears as source of cash from operating activities in LDR Pte. Ltd.’s Statement of Cash Flows for the six months ended June 30, 2022 rather than as a financing cash flows activity. Otherwise, please revise.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 12, 43, 57, and F-34 of the Amendment No. 1 to the Registration Statement.

***

If you have any questions regarding the Amendment No.1 to the Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Png Bee Hin, Chairman of the Board and Chief Executive Officer
Ahmed Mohidin, Partner, Kreit & Chiu CPA LLP
Fang Liu, Esq., Partner, VCL Law LLP